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SECU[illegible] 06005387 [illegible]ISSION

RECEIVED MAR 01 2006 WASH. D.C. 152 SECTION PROCESSING MAIL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Stewart Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18101 Von Karman Avenue, Suite 330
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stewart (949) 955-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

PROCESSED JUN 07 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Stewart Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 10th day of FEB, 2006

Notary Public

Signature

PRES.

Title

VIRGINIA H. COOK
Commission # 1366080
Notary Public - California
Orange County
My Comm. Expires Aug 21, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Mark Stewart Securities, Inc.

We have audited the accompanying statement of financial condition of Mark Stewart Securities, Inc. (an S Corporation) as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Stewart Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates Inc.
Certified Public Accountants

Northridge, California
January 26, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Mark Stewart Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	1,480
Receivable from clearing firm		7,605
Deposits at clearing firm		126,493
Marketable securities, at market value		181,537
Furniture, equipment & vehicles, net		39,755
Securities, not readily marketable		825
Receivable from officer		25,500
Other assets		1,000
Total assets	$	384,195

Liabilities and Stockholder's Equity

Liabilities

Securities sold, not yet purchased, at market value	$	157,806
Income tax payable		800
Total liabilities		158,606
Stockholder's equity		
Common stock, no par value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding		5,555
Additional paid-in-capital		100,000
Retained earnings		120,034
Total stockholder's equity		225,589
Total liabilities and stockholder's equity	$	384,195

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Income
For the year ended December 31, 2005

Revenue	
Commissions	$ 203,587
Realized gains (losses)	(112,093)
Loss on disposal of asset	(6,553)
Interest income	1,716
Other income	13,976
Total revenue	100,633
Expenses	
Commissions, trading fees and floor brokerage	11,852
Communications	10,494
Employee compensation & benefits	16,000
Occupancy & equipment rental	21,319
Taxes, other than income taxes	8,719
Other operating expenses	62,621
Total expenses	131,005
Income (loss) before income taxes	(30,372)
Income tax provision	1,586
Net income (loss)	$ (31,958)

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on January 1, 2005	$ 5,555	$ –	$ 151,992	$ 157,547
Contributions	–	100,000	–	100,000
Net income (loss)	–	–	(31,958)	(31,958)
Balance on December 31, 2005	$ 5,555	$ 100,000	$ 120,034	$ 225,589

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (31,958)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 3,873	
(Increase) decrease in:		
Accounts receivable	(6,450)	
Marketable securities	(181,537)	
Clearing deposit	(101,449)	
Employee advance	1,401	
(Decrease) increase		
Accounts payable	1,632	
Payable to brokers	155,915	
Income taxes payable	800	
Total adjustments		(125,815)
Net cash and cash equivalents provided by (used in) operating activities		(157,773)
Cash flows from investing activities:		
Expired warrants	825	
Proceeds from the sale of vehicles	1,079	
Net cash and cash equivalents provided by (used in) investing activities		1,904
Cash flows from financing activities:		
Receivable from officer	(17,500)	
Repayment of auto loan payable	(20,665)	
Proceeds from issuance of additional paid-in capital	100,000	
Net cash and cash equivalents provided by (used in) financing activities		61,835
Net increase (decrease) in cash and cash equivalents		(94,034)
Cash and cash equivalents at beginning of year (overdrawn)		95,514
Cash and cash equivalents at end of year		$ 1,480
Additional disclosures:		
Taxes paid	$ 786	
Interest paid	$ 10,978	

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mark Stewart Securities, Inc. (the "Company"), an S Corporation, was originally incorporated under the name "Trademark Investments, Inc.", on May 15th, 1996 in the state of California. On November 19, 2000, the Company changed its name to Mark Stewart Securities, Inc. The Company operates, a general securities business, specializing in Orange County stocks, including options, on a fully disclosed basis whereby it does not hold customer funds or securities, and Regulation D offerings on a best efforts basis. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company has 175 clients, most in the Orange County area. About twenty-five to thirty (25-30) of the these clients generate 25% of the Company's revenue.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis.

Furniture, equipment & vehicles are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment & vehicles are depreciated over their estimated useful lives of five (5) to seven (7) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to a S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has deposited $25,000 with Wedbush Morgan Securities and $100,000 deposited with North American Clearing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2005 includes interest earned for a deposit total of $24,580 and $101,913 respectively.

Note 3: FURNITURE, EQUIPMENT AND VEHICLES, NET

The furniture, equipment & vehicles are recorded at cost.

		Depreciable Life Years
Furniture & equipment	$ 29,370	5-7
Vehicles	23,805	5
	53,175	
Less: accumulated depreciation	(13,420)	
Furniture, equipment and vehicles, net	$ 39,755	

Depreciation expense for the year ended December 31, 2005 was $3,873.

Mark Stewart Securities, Inc.
Notes to Financial Statements
December 31, 2005

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of warrants in the NASDAQ Stock Market, Inc., that were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first three tranches have expired. The Company has the remaining options to exercise in the following tranches:

		Exercisable on	Expires on	Exercise Price
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $ 825.

Note 5: RECEIVABLE FROM OFFICER

Amount due from officer is unsecured, non-interest bearing and due on demand. The officer is also the sole shareholder.

Note 6: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 21,319
Total rent expense	$ 21,319

Note 7 PAYABLE TO CLEARING ORGANIZATION

The Company buys securities in its proprietary accounts at the clearing firm on margin. The interest on the margin account varies but at year end, the interest rate was 10.55%. The margin interest expense was $10,978 and the margin balance was $157,806 for the year ended December 31, 2005.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision of $800 represents the California state minimum tax . Similar to the Federal Rules, the net income passes through to the stockholders so that both federal and state taxes are primarily paid on the individual level.

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 11: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company's net capital of $114,409, which was $14,409 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($800) to net capital was 0.01 to 1,which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $17,130 material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 131,539
Adjustments:		
Retained earnings	$ (21,089)	
Non-allowable assets	4,697	
Undue concentration	(738)	
Total adjustments		(17,130)
Net capital per audited statements		$ 114,409

Mark Stewart Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 5,555	
Additional paid-in capital	100,000	
Retained earnings	120,034	
Total stockholder's equity		$ 225,589
Less: Non-allowable assets		
Furniture and equipment, net	(39,755)	
Securities, not readily marketable	(825)	
Receivable from officer	(25,500)	
Other assets	(1,000)	
Total non-allowable assets		(67,080)
Net capital before haircuts		158,509
Less: Adjustments to net capital:		
Haircuts on securities	(27,231)	
Undue concentration	(16,869)	
Total adjustments to net capital		(44,100)
Net capital		114,409
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 53	
$1,000 per market less than $5 (32)	32,000	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 14,409
Ratio of aggregate indebtedness to net capital	0.01:1	

There was a $17,130 material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 12.

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Mark Stewart Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mark Stewart Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Mark Stewart Securities, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates Inc.
Certified Public Accountants

Northridge, California
January 26, 2006

Mark Stewart Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005